Exhibit 99.1

The Hague, May 1, 2007

AEGON completes USD 550 million Regulation XXX Securitization

AEGON announced today that it successfully closed an offering of USD 550 million of 30-year maturity securities by its wholly-owned subsidiary LIICA Holdings LLC. The proceeds from the issuance will be used to fund certain statutory reserves associated with level premium term life insurance policies (commonly referred to as Regulation XXX reserves) reinsured by LIICA Re I.

The Series A Floating Rate Guaranteed Notes are insured by Assured Guaranty Corp. which will guarantee the timely payment of scheduled interest payments under the Notes and the ultimate repayment of the principal amount of the Notes on the maturity date. Morgan Stanley was the sole structuring agent and sole book-runner for the transaction.

This transaction is designed to provide an alternative to Letter of Credit (LOC) solutions for Regulation XXX redundant reserve requirements in the United States and marks another important milestone for AEGON in efficiently managing its reserves and capital.

AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to efficiently and actively manage capital and reserve needs.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

♦	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com